Asia Pacific Wire & Cable Corporation Limited Announces Results of 2026 Annual General Meeting and Corporate Updates

TAIPEI, Taiwan, September 14, 2026 (GLOBE NEWSWIRE) – Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) ("APWC" or the "Company") today announced shareholder approval of all resolutions proposed at the 2026 Annual General Meeting of Shareholders ("AGM") held on September 11, 2026.
"We would like to thank our shareholders for their participation in this year's Annual General Meeting in person or via telephone conference and for their continued support of the Company," said Mr. Yuan, APWC's Chief Executive Officer ("CEO").
Key Takeaways from the 2026 AGM: APWC's management reviewed the 2026 Investor Presentation, providing an operational and financial update, highlighting the Company’s first-half 2026 performance, Asia-Pacific investment plans, structural optimization initiatives, and corporate strategies.
1.First Half 2026 Financial Performance
•Revenue Growth: H1 2026 revenue increased 17.6% year-over-year to US$267.5 million.
•Margin Expansion: EBITDA margin improved to 4.56% from 1.66% in the prior-year period.
•Strong Liquidity: Cash balances increased to US$64.6 million following the successful rights offering completed in Q1 2026.
2.Power Infrastructure Opportunity
•APWC highlighted its expanding role in regional power and energy infrastructure solutions.
•Approximately SGD 1 billion in power infrastructure projects in Singapore, expected to be executed over the next four years.
•Developing the Singapore platform into a regional hub capable of supporting energy storage, AI data center and infrastructure solutions, as well as supply chain management center.
3.Growth Beyond Traditional Wire & Cable

APWC continues to expand downstream into higher value-added business segments, aimed to enhance long-term margin profits and diversify revenue streams. Key growth areas include:
•Energy storage and power infrastructure solutions.
•Engineering, Procurement, and Construction (EPC) and Operation & Maintenance (O&M) services.
•On-train communication systems.
•Public transportation infrastructure projects.
4.North America Expansion
•APWC is actively evaluating investment opportunities in and around the State of Texas.
•Opportunities being explored include association with the TEEMA Industry Park and Taiwan Tower initiatives as potential market-entry platforms.
•Discussions with partners and customers regarding North American market expansion are in progress.
5.Management Commentary
"We believe APWC is entering a new phase of development, building upon our established wire and cable business while expanding into energy infrastructure, communication systems, and international growth opportunities. Our investment strategy remains focused on long-term value creation.“ commented APWC's CEO.
Available for review on the Company’s website are the H1 2026 financial results and 2026 Investor Presentation. APWC reminds shareholders and investors that corporate news, initiatives, and financial disclosures are published on its website at APWC Website - Investor Relations (https://www.apwcc.com/en/investor.php).
•H1 Financial Results: 2026 H1 Income Statement
(https://www.apwcc.com/Upload/financial/Asia Pacific Wire Q2 2026 Ern PR.pdf#page=4)
•2026 Investor Presentation: Investor Presentation
(https://www.apwcc.com/Upload/financial/APWC 2026 Investor Presentation.pdf)

About Asia Pacific Wire & Cable Corporation Limited
Asia Pacific Wire & Cable Corporation Limited is a holding company incorporated in Bermuda with principal executive offices in Taiwan that conducts its business through operating subsidiaries. Through these subsidiaries, the Company is principally engaged in the manufacture and distribution of enameled wire, power cable, and telecommunications products in Thailand, Singapore, Australia, the People’s Republic of China, Hong Kong and certain other markets in the Asia Pacific region. The Company also engages in the distribution of various wire and cable products manufactured by its controlling shareholder, Pacific Electric Wire & Cable Co., Ltd., and certain third parties. The Company also provides project engineering services in the supply, delivery and installation of power cable. The Company’s major customers include appliance component manufacturers, electrical contracting firms, state owned entities, and wire and cable dealers and factories.
Safe Harbor Statement
This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “anticipates”, “expects”, “estimates”, “intends”, “plans” or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company, or to persons acting on its behalf, are expressly qualified in their entirety by these factors, other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact:
Pacific Holdings Group
2901 Dallas Parkway, Suite 360
Plano, TX 75093
Attn: Paul Weber
Phone: (469) 797-7191
Email: pweber@pusa.com